SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐           NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release ("Press Release") issued by G. Willi-Food International Ltd. (“Registrant”) on August 15, 2011.

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 29, 2011	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

News

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q2 2011 OPERATING INCOME UP 71.5% OVER Q2
2010 OPERATING INCOME

2011 Q2 Sales up 10% over 2010 Q2 Sales;
2011 Q2 Gross Profit up 19.4% over 2010 Q2 Gross Profit;
2011 Q2 Net Income of US$ 2.1 million

YAVNE, Israel – August 15, 2011 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter and the six months ended June 30, 2011.

Second Quarter Fiscal 2011 Highlights
•	Sales increased 10.0% over second quarter of 2010 to NIS 90.8 million (US$ 26.6 million)
•	Gross profit increased 19.4% over second quarter of 2010 to NIS 26.9 million (US$ 7.9 million), or 29.6% of sales
•	Operating income increased 71.5% over second quarter of 2010 to NIS 11.7 million (US$ 3.4 million), or 12.9% of sales
•	Income from continuing operations increased 21.9% over second quarter of 2010 to NIS 7.3 million (US$ 2.1 million), or 8.0% of sales
•	Net income attributed to the owners of the Company increased 13.1% over second quarter of 2010 to NIS 7.0 million (US$ 2.0 million), or 7.7% of sales
•	Cash and securities balance of NIS 188.9 million (US$ 55.3 million) as of June 30, 2011

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods; its wholly owned Gold Frost - a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads - an Israeli distributor and manufacturer of Mediterranean style salads.

Second Quarter Fiscal 2011 Summary
Sales for the second quarter of 2011 increased by 10.0% to NIS 90.8 million (US$ 26.6 million) compared to sales of NIS 82.6 million (US$ 24.2 million) in the second quarter of 2010. The growth in sales in the second quarter was primarily due to the timing of the Passover festival that fell during the second quarter this year, while last year it fell during the first quarter and due to increased awareness to the Company's new products following the hard sale activities that the Company initiated during the first quarter of 2011.

Gross profit for the second quarter of 2011 increased by 19.4% to NIS 26.9 million (US$ 7.9 million) compared to gross profit of NIS 22.5 million (US$ 6.6 million) in the second quarter of 2010.  Second quarter gross margin was 29.6% compared to gross margin of 27.3% for the same period in 2010. Willi-Food successfully achieved an increase in gross profit and in gross margins despite the huge pressure coming from the supermarket chains to reduce prices and despite the price reductions by competiting food companies to the supermarket chains as a result of this pressure, Willi-Food was able to sustain or raise its sales prices to the supermarket chains due to its product mix and its broad range of products.

Willi-Food’s operating income for the second quarter of 2011 increased 71.5% to NIS 11.7 million (US$ 3.4 million) over the second quarter of 2010. Selling expenses decreased by 7.7% from the comparable quarter of 2010. Selling expenses as a percentage of sales decreased in the second quarter of 2011 to G10.8% compared to 12.9% in the second quarter of 2010 primarily due to aggressive expense reduction initiatives. General and administrative expenses as a percentage of sales decreased in the second quarter of 2011 to 6.0% from 6.2% in the second quarter of 2010.

Willi-Food’s income before taxes for the second quarter of 2011 increased 19.8% to NIS 9.3 million (US$ 2.7 million) over the second quarter of 2010. Income from continuing operations for the second quarter of 2011 increased 21.9% to NIS 7.3 million (US$ 2.1 million) over the second quarter of 2010.

Willi-Food's net income in the second quarter of 2011 increased 7.1% to NIS 7.3 million (US$ 2.1 million) from NIS 6.8 million (US$ 2.0 million) recorded in the second quarter of 2010. Willi-Food's net income attributed to the owners of the Company in the second quarter of 2011 increased 13.1% to NIS 7.0 million (US$ 2.0 million), or NIS 0.51 (US$ 0.15) per share, compared to NIS 6.2 million (US$ 1.8 million), or NIS 0.45 (US$ 0.13) per share, recorded in the second quarter of 2010.

Willi-Food generated NIS 8.7 million (US$ 2.6 million), or NIS 0.64 (US$ 0.19) per share from continuing operating activities in the second quarter of 2011.

Willi-Food ended the second quarter of 2011 with NIS 188.9 million (US$ 55.3 million) in cash and securities and NIS 4.1 million (US$ 1.2 million) in short-term debt (51% of the debt of Shamir Salads). Willi-Food's shareholders' equity at the end of June 2011 was NIS 320.4 million (US$ 93.8 million).

Six-Month Results

Willi-Food’s sales for the six-month period ending June 30, 2011 increased by 1.0% to NIS 179.3 million (US$ 52.5 million) compared to sales of NIS 177.6 million (US$ 52.0 million) in the first half of 2010. Gross profit for the period decreased 1.8% to NIS 49.8 million (US$14.6 million) compared to gross profit of NIS 50.8 million (US$ 14.9 million) for the six month period in 2010. First half gross margins in 2011 was 27.8% compared to gross margins of 28.6% in the same period of 2010.

Operating income for the first half of 2011 increased by 6.7% to NIS 18.5 million (US$ 5.4 million) from NIS 17.4 million (US$ 5.1 million) reported in the comparable period of last year.  First half 2011 income before taxes decreased by 2.2% to NIS 17.5 million (US$ 5.1 million) compared to NIS 17.9 million (US$ 5.2 million) recorded in the first half of 2010. Net income for the first half of 2011 decreased by 5.4% to NIS 13.5 million (US$ 3.9 million) from NIS 14.2 million (US $4.2 million) in the first half of 2010. Net income attributable to the owners of the Company for the first half of 2011 decreased by 3.5% to NIS 13.0 million (US $3.8 million), or NIS 0.96 (US$ 0.28) per share compared to net income attributable to the owners of the Company for the first half of 2010 of NIS 13.5 million (US$ 3.9 million), or NIS 1.11 (US$ 0.32) per share.

Business Outlook
Mr. Zwi Williger, President and COO of Willi-Food commented, “We are very pleased with overall performance and with our second quarter 2011 results, especially in the current challenging environment of increased competition resulting from customers demanding to reduce prices despite of the global food commodity purchase prices inflation. We have grown sales and gross profits while controlling SG&A expense growth. Second quarter gross profits grew nearly 20% and operating income grew nearly 72%, despite the huge pressure coming from the supermarket chains to reduce prices and despite the well-known pressures in commodity costs being felt around the world. Throughout 2010 and 2011 we have introduced great-tasting, higher margin food products which we develop together with our suppliers. We implemented our plan to increase the awareness to our newly added products, by initiating hard sale activities that we believe created broad awareness to our new and old products and broaden our customer base. That has helped us achieve our goals to strengthen our position in the market, due to our broad range of quality food products."

Conference Call

The Company will host a conference call to discuss results on Monday, August 15, 2011 at 10:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-4774 (US), or 1-480-629-9760 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

http://viavid.net/dce.aspx?sid=00008A8C

A replay of the conference call will be available for 14 days from 1:00 PM EST on August 15, 2011 through 11:59 PM EST on August 29, 2011 by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4461479.  In addition, a recording of the call will be available via the link shown above for one year.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2011, U.S. $1.00 equals NIS 3.415. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and six-month ended June 30, 2011 are presented in accordance with International Financial Reporting Standards (“IFRS”).

NOTE C: Discontinued Operations
Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".
The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on June 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	June 30,	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	65,681	113,631	19,233	33,274
Financial assets carried at fair value through profit or loss	123,198	67,890	36,076	19,880
Trade receivables	92,047	85,902	26,954	25,155
Other receivables and prepaid expenses	1,970	2,307	577	675
Inventories	41,788	37,614	12,236	11,014
Total current assets	324,684	307,344	95,076	89,998

Non-current assets
Property, plant and equipment	71,999	71,350	21,083	20,894
Less -Accumulated depreciation	22,207	20,512	6,503	6,007
	49,792	50,838	14,580	14,887

Prepaid expenses	2,293	2,405	672	704
Goodwill	1,936	1,936	567	567
Intangible assets	3,826	4,067	1,120	1,191
Deferred taxes	1,447	694	424	203
Total non-current assets	59,294	59,940	17,363	17,552
	383,978	367,284	112,439	107,550
EQUITY AND LIABILITIES
Current liabilities
Short-term bank credit	7,993	5,780	2,340	1,693
Trade payables	37,805	32,959	11,071	9,652
Accruals	268	268	78	78
Current tax liabilities	4,463	5,910	1,307	1,731
Other payables and accrued expenses	8,275	10,326	2,423	3,023
Employees Benefits	3,011	3,057	882	895
Total current liabilities	61,815	58,300	18,101	17,072

Non-current liabilities
Long-term bank loans	-	309	-	90
Deferred taxes	419	522	123	153
Employees Benefits	1,325	1,281	388	375
Total non-current liabilities	1,744	2,112	511	618

Shareholders' equity
Share capital NIS 0.10 par value (authorized - 50,000,000 shares, issued and outstanding – 13,573,679 shares at June 30, 2011 and December 31, 2010)	1,444	1,444	423	423
Additional paid in capital	128,863	128,863	37,735	37,735
Capital fund	247	247	72	72
Foreign currency translation reserve	810	736	237	216
Retained earnings	183,077	170,060	53,610	49,797
Noncontrolling interest	5,978	5,522	1,750	1,617
	320,419	306,872	93,827	89,860
	383,978	367,284	112,439	107,550

(*)   Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended June 30,				ended June 30,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	179,316	177,594	90,771	82,555	52,508	52,004
Cost of sales	129,471	126,834	63,904	60,052	37,912	37,140

Gross profit	49,845	50,760	26,867	22,503	14,596	14,864

Selling expenses	20,127	22,086	9,797	10,620	5,894	6,467
General and administrative expenses	11,306	11,353	5,436	5,080	3,311	3,324
Other income	(103)	(36)	(69)	(19)	(30)	(11)

Total operating expenses	31,330	33,403	15,164	15,681	9,175	9,780

Operating income	18,515	17,357	11,703	6,822	5,421	5,084

Financial income	(360)	1,075	(2,086)	1,228	(105)	315
Financial expense	656	545	276	254	192	160

Income before taxes on income	17,499	17,887	9,341	7,796	5,124	5,239
Taxes on income	4,026	4,470	2,043	1,810	1,179	1,309

Income from continuing operations	13,473	13,417	7,298	5,986	3,945	3,930
Income from discontinued operations	-	830	-	830	-	243

Net income	13,473	14,247	7,298	6,816	3,945	4,173

Owners of the Company	13,017	13,494	6,975	6,165	3,812	3,953
Non-controlling interest	456	753	323	651	133	220

Net income	13,473	14,247	7,298	6,816	3,945	4,173

Earnings per share data:
Earnings per share:
Basic from continuing operations	0.96	1.04	0.51	0.39	0.28	0.30
Basic from discontinued operations	-	0.07	-	0.06	-	0.02
Basic	0.96	1.11	0.51	0.45	0.28	0.32
Diluted from continuing operations	0.96	1.04	0.51	0.39	0.28	0.30
Diluted from discontinued operations	-	0.07	-	0.06	-	0.02
Diluted	0.96	1.11	0.51	0.45	0.28	0.32

Shares used in computing basic and diluted earnings per ordinary share:	13,573,679	12,167,350	13,573,679	13,573,679	13,573,679	12,167,350

(*)   Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended June 30,				ended June 30,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS				US dollars (*)
	(in thousands)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	13,473	13,417	7,297	5,986	3,945	3,930
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,961	2,393	1,479	1,177	867	701
Deferred expenses	-	458	-	230	-	134
Deferred income taxes	(856)	(276)	(726)	(213)	(251)	(81)
Capital Gain on disposal of property plant and equipment	(102)	(36)	(68)	(19)	(30)	(11)
Unrealized loss on marketable securities	3,294	537	3,252	417	966	157
Revaluation of loans from banks and others	-	(3)	-	5	-	(1)
Employees benefit, net	44	27	11	(11)	13	8

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(5,808)	(7,003)	(3,069)	9,359	(1,701)	(2,051)
Decrease (Increase) in inventories	(4,174)	(1,439)	1,657	9,777	(1,222)	(421)
Increase (Decrease) in long term receivables	-	141	-	(139)	-	41
Increase (Decrease) in payables and other current liabilities	1,376	(10,365)	(1,109)	(5,312)	403	(3,035)

Net cash from (used in) continuing operating activities	10,208	(2,149)	8,724	21,257	2,990	(629)
Net cash from (used in) discontinued operating activities	-	(22)	-	(22)	-	(6)

(*)   Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	Ended June 30,				Ended June 30,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from purchase of marketable securities, net	(58,602)	(43,721)	(54,159)	(41,363)	(17,160)	(12,803)
Acquisition of property plant and equipment	(1,451)	(1,742)	(320)	(1,377)	(425)	(510)
Additions to prepaid expenses	(337)	(504)	(116)	(258)	(99)	(148)
Long term deposit, net	(50)	(19)	(37)	(53)	(15)	(6)
Proceeds from sale of property plant and Equipment	378	211	68	19	111	62

Net cash used in continuing investing activities	(60,062)	(45,775)	(54,564)	(43,032)	(17,588)	(13,405)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds of Public offering, net	-	70,238	-	(125)	-	20,568
Short-term bank credit, net	2,343	746	2,709	(640)	686	218
Proceeds (Repayment) of loans	(439)	(1,572)	(220)	108	(129)	(460)

Net cash from (used in) continuing financing activities	1,904	69,412	2,489	(657)	557	20,326
Net cash used in discontinued financing activities	-	(926)	-	(926)		(271)
Increase (decrease) in cash and cash equivalents	(47,950)	20,540	(43,351)	(23,380)	(14,041)	6,021
Cash and cash equivalents at the beginning of the financial period	113,631	87,104	109,032	131,024	33,274	25,506

Cash and cash equivalents of the end of the financial period	65,681	107,644	65,681	107,644	19,233	31,527

(*)   Convenience translation into U.S. dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il